Aleafia Health Commences Trading on the Toronto Stock Exchange

TORONTO, March 19, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is pleased to confirm that the Company’s common shares have commenced trading today on the Toronto Stock Exchange (“TSX”). Our common shares continue to trade under the symbol “ALEF.” Upon listing on TSX, Aleafia Health will also become a reporting issuer in the Province of Ontario.

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Listed Emblem Warrants

All previously listed common share purchase warrants of Emblem Corp. (“Emblem”) remain listed on the TSX Venture Exchange (“TSXV”) under their existing trading symbols and are now exercisable each at the original exercise price into 0.8377 of a common share of Aleafia Health. The three classes of Emblem warrants that remain posted for trading on the TSXV are as follows:

  “EMC.WT” – exercisable at a price of $1.75 with an expiry date of December 6, 2019 issued pursuant to a warrant indenture between Emblem and Computershare Trust Company of Canada (“Computershare”) dated December 6, 2016 (the “2019 Warrant Indenture”);

  “EMC.WT.A” – exercisable at a price of $2.15 with an expiry date of November 16, 2020 issued pursuant to a warrant indenture between Emblem and Computershare dated November 16, 2017 (the “November 2020 Warrant Indenture”); and

  “EMC.WT.B” – exercisable at a price of $2.70 with an expiry date of February 2, 2020 issued pursuant to a warrant indenture between Emblem and Computershare dated February 2, 2018 (the “February 2020 Warrant Indenture”);

Supplemental warrant indentures in respect of each of the 2019 Warrant Indenture, November 2020 Warrant Indenture and February 2020 Warrant Indentures, and new exercise forms are available on each of the Company’s and Emblem’s SEDAR profiles at www.sedar.com. For additional information please see the Company’s press release dated March 14, 2019.

LEARN MORE: http://www.aleafiahealth.com

For Investor & Media Relations, please contact:

Nicholas Bergamini
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply.

Aleafia Health owns three major cannabis product & cultivation facilities where it produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

Learn more at www.AleafiaHealth.com

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